UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Amish Naturals, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

031539 10 9

(CUSIP Number)

David C. Skinner, Sr.

President and Chief Executive Officer

Amish Naturals, Inc.

6399 State Route 83

Holmesville, OH 44633

(330) 674-0998

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Randolf W. Katz

Bryan Cave LLP

1900 Main Street, Suite 700

Irvine, CA 92614

(949) 223-7103

October 30, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS: David C. Skinner, Sr.

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

1.	NAMES OF REPORTING PERSONS: Martin Silver

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

1.	NAMES OF REPORTING PERSONS: Kenneth Troyer

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

1.	NAMES OF REPORTING PERSONS: Ronald Sparkman

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

1.	NAMES OF REPORTING PERSONS: Shlomie Stein

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

1.	NAMES OF REPORTING PERSONS: Rachelle Stein

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

1.	NAMES OF REPORTING PERSONS: Regency Capital Management, Inc.

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* CO

1.	NAMES OF REPORTING PERSONS: Merit Investments

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* CO

1.	NAMES OF REPORTING PERSONS: Kimberly Skinner

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

1.	NAMES OF REPORTING PERSONS: Kimberly Skinner and David C. Skinner, Sr. Family Trust

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* CO

1.	NAMES OF REPORTING PERSONS: Jolene Skinner Haney

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

1.	NAMES OF REPORTING PERSONS: Darlene Skinner Smith

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

1.	NAMES OF REPORTING PERSONS: David C. Skinner, Jr.

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

1.	NAMES OF REPORTING PERSONS: Kristine Skinner Coalson

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

1.	NAMES OF REPORTING PERSONS: Sanna V. Skinner

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

1.	NAMES OF REPORTING PERSONS: Justin Husted

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 031539 10 9	Page 18 of 23

1.	NAMES OF REPORTING PERSONS: Brittany Stein

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☒
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

7.	SOLE VOTING POWER: 0

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 25,000,000

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 0

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
25,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

59.67%

14.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 031539 10 9	Page 19 of 23

Item 1. Security and Issuer.

The class of securities to which this Statement relates is the common stock, par value $0.001 per share (“Common Stock”) of Amish Naturals, Inc. (the “Company”), a Nevada corporation with principal executive offices at 6399 State Route 83, Holmesville, Ohio 44633.

Item 2. Identity and Background.

(a)-(c) The required information about each of the Reporting Persons is set forth below.

(1) David C. Skinner, Sr., whose business address is 6399 State Route 83, Holmesville, OH 44633, is the President and Chief Executive Officer of the Company.

(2) Martin Silver, whose business address is 6399 State Route 83, Holmesville, OH 44633, is currently the Chairman of the Board of Directors of the Company. He is also the former Executive Vice President and General Manager of the Hebrew National Division of ConAgra Foods, Inc.

(3) Kenneth Troyer, whose business address is 6399 State Route 83, Holmesville, OH 44633, is the owner and operator of Spotted Acres, an Ohio horse breeding and equestrian facility; owner and operator of KT Barns, which constructs farms and other buildings and equipment.

(4) Ronald Sparkman, whose address is 4737 Ponderosa Trail, Littleton, CO 80125, is a stockholder of the Company.

(5) Shlomie Stein, whose address is 39 Engleberg Terrace, Lakewood, NJ 08701, is currently self-employed and is the owner of Regency Capital Management, Inc.

(6) Rachelle Stein, whose address is 39 Engleberg Terrace, Lakewood, NJ 08701, is currently the Secretary for Regency Capital Management, Inc.

(7) Regency Capital Management, Inc., located at 39 Engleberg Terrace, Lakewood, NJ 08701, is a consulting firm.

(8) Merit Investments, whose address is 506 Ridge Court, Lakewood, NJ 08701, is a financial consulting company..

(9) Kimberly Skinner, whose business address is P.O. Box 675, Valle Crucis, NC 28691, is currently the owner and operator of Chadi Horse Farms, a full-service equestrian facility and vacation resort located in North Carolina.

(10) The Kimberly Skinner and David C. Skinner, Sr. Family Trust is a family trust whose address is P.O. Box 675, Valle Crucis, NC 28691.

(11) Jolene Skinner Haney is currently employed in automobile sales at Atlantic Auto Brokers, 5253 Highway 40 E., St. Mary’s, GA 31558.

(12) Darlene Skinner Smith is currently employed as a funeral director at Quinn-Shale Funeral Home, 3600 Third Street South, Jacksonville Beach, FL 32250.

(13) David C. Skinner, Jr. is currently employed as a senior consultant with Administer Services Group, 8475 Western Way, Suite 110, Jacksonville, FL 32256.

(14) Kristine Skinner Coalson is currently a teacher’s assistant at Our Savior Lutheran School, 1910 Black Road, Joliet, IL 60435.

(15) Sanna V. Skinner Bronde, whose address is 140 Sunset Cir. S., St. Augustine, FL 32080 is currently the Principal Broker and owner of First Diversity Mortgage, Inc.

(16) Justin Husted, whose address is 527 Winklers Ct. Rd., Boone, NC 28607, is currently an administration assistant at Blowing Rock Hospital.

(17) Brittany Stein, whose address is 286 Faculty St., Apt. 7, Boone, NC 28607, is currently a full-time student.

(d)        None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

SCHEDULE 13D

CUSIP No. 031539 10 9	Page 20 of 23

(e)        With one exception, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. David C. Skinner, Jr. was serving as President and CEO of Winners Internet Network, Inc. at a time when that company was the subject of an iformal iquiry by the SEC. As a result of the iformal iquiry, David C. Skinner, Jr. neither admitted nor denied the allegations presented by the SEC and agreed to a penny stock bar.

(f)	Each of the Reporting Persons is citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The shares owned by each Reporting Person were acquired in connection with an Agreement and Plan of Merger, dated as of October 27, 2006 (the “Merger Agreement”) by and among the FII International, Inc. (“FII”), a Nevada corporation, APC Acquisition Corp. (“APC”), a wholly-owned Nevada subsidiary of FII, and Amish Pasta Company, Inc. (“Amish Pasta”), a private company, pursuant to which APC was merged with and into Amish Pasta, and Amish Pasta became a wholly owned subsidiary of FII (the “Merger”), and, immediately following the Merger, FII effected a short-form merger of Amish Pasta with and into FII, pursuant to which the separate corporate existence of Amish Pasta terminated and FII changed its name to Amish Naturals, Inc.

Concurrently with the execution of the Merger Agreement, each of the Reporting Persons entered into a Stockholders Agreement, dated as of October 27, 2006 (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each Reporting Person has agreed that no Reporting Person may transfer, sell or otherwise dispose of any shares of the Company’s capital stock, except to another Reporting Person. In addition, the Stockholders Agreement grants David C. Skinner, Sr. an irrevocable proxy to vote the shares of the Company’s capital stock collectively held by the Reporting Persons as a single block in the manner directed by the Reporting Persons holding a majority of such shares. The Stockholders Agreement will expire on the earlier of the date on which (i) the Company’s common shares are traded on the American Stock Exchange or Nasdaq Stock Market or (ii) the holders of a majority of shares subject to the Stockholders Agreement consent to its termination (which date cannot be prior to the first anniversary of the Stockholders Agreement).

The sole consideration for each Reporting Person’s shares of Company stock was shares of Amish Pasta. or, in the case of shares underlying stock options, services as an employee, officer or director of the Company.

Item 4. Purpose of Transaction

The purpose of the Merger was the reverse takeover of FII by Amish Pasta, and the consequent change in the composition of the Board of Directors.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of October 30, 2006, 25,000,000 issued and outstanding shares of Common Stock were subject to the Stockholders Agreement, representing approximately 59.67% of the issued and

SCHEDULE 13D

CUSIP No. 031539 10 9	Page 21 of 23

outstanding shares of the Company. By virtue of the Stockholders Agreement, each of the Reporting Persons may be deemed to share the power to vote or direct the voting of, and the power to dispose or direct the disposition of, all of the shares subject to the Stockholders Agreement.

(c) The shares of Common Stock beneficially owned by the Reporting Persons were acquired from the Company on October 30, 2006 in connection with the Merger, described above.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each Reporting Person has agreed that no Reporting Person may transfer, sell or otherwise dispose of any shares of the Company’s capital stock, except to another Reporting Person. In addition, the Stockholders Agreement grants David C. Skinner, Sr. an irrevocable proxy to vote the shares of the Company’s capital stock collectively held by the Reporting Persons as a single block in the manner directed by the Reporting Persons holding a majority of such shares. The Stockholders Agreement will expire on the earlier of the date on which (i) the Company’s common shares are traded on the American Stock Exchange or Nasdaq Stock Market or (ii) the holders of a majority of shares subject to the Stockholders Agreement consent to its termination (which date cannot be prior to the first anniversary of the Stockholders Agreement).

The description of the Stockholders Agreement herein does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement which is referenced herein as Exhibit 99.1 and is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits

Exhibit	Description
99.1

Stockholders Agreement by and among David C. Skinner, Sr., Martin Silver, Ronald Sparkman, Shlomie Stein, Kenneth Troyer, Regency Capital Management, Merit Investments, Rachelle Stein, Madeline Silver, Kimberly Skinner and David C. Skinner, Sr. Family Trust, Kimberly Skinner, Jolene (Skinner) Haney, Darlene (Skinner) Smith, David C. Skinner, Jr., Kristine (Skinner) Coalson, Sanna V. Skinner, Justin Husted, Brittany Stein, dated October 27, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2006	/s/ David C. Skinner, Sr.

Name: David C. Skinner, Sr.
Title: President and Chief Executive Officer

Exhibit Index

Exhibit	Description
99.1

Stockholders Agreement by and among David C. Skinner, Sr., Martin Silver, Ronald Sparkman, Shlomie Stein, Kenneth Troyer, Regency Capital Management, Merit Investments, Rachelle Stein, Madeline Silver, Kimberly Skinner and David C. Skinner, Sr. Family Trust, Kimberly Skinner, Jolene (Skinner) Haney, Darlene (Skinner) Smith, David C. Skinner, Jr., Kristine (Skinner) Coalson, Sanna V. Skinner, Justin Husted, Brittany Stein, dated October 27, 2006.